EXHIBIT 99.3

Santiago, December 6, 2011
GG/211/2011

Mr. Fernando Coloma Correa
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with the articles 9 and 10 of the 18.045 Law on Securities Markets and on the Chapter 18-10 of the Norms’ Compilation of the Banks and Financial Institutions Superintendency, Corpbanca would like to inform you of the following material event regarding the aforementioned entity, its businesses and its securities:

On December 6, 2011, an Extraordinary Board Meeting was held, where the Board agreed to authorize the formalization of the agreement between CorpBanca and Banco Santander S.A., a Spanish public company, whereby CorpBanca will acquire, on the terms and conditions stated below, the ownership of Santander Group in the following companies, all of which are organized under Colombian law and exercise their business in that country:

Banco Santander Colombia S.A.
Santander Investment Valores Colombia S.A.
Santander Investment Trust Colombia S.A.
Agencia de Seguros Santander Limitada

The transaction is subject to the approval of the competent authorities in Chile and Colombia.

As it was disclosed during the aforementioned Board meeting, the transaction is expected to be finalized during the first quarter of 2012.

CorpBanca will acquire 95% of the shareholders’ capital of Banco Santander Colombia S.A., the maximum allowed by Colombian law for any individual shareholder and Corp Group Interhold S.A. will acquire at least 2.85% of the latter company plus all the shares that Santander Group would acquire in the delisting public stock purchase offering that will take place under Colombian law before the transaction is finalized.

Additionally, CorpBanca will invest directly and indirectly 100% of the shareholder capital of the following companies: Santander Investment Valores Colombia S.A., Agencia de Seguros Santander Limitada y Santander Investment Trust Colombia S.A.. Corp Group Interhold S.A. will acquire directly and/or indirectly 100% of Santander Investment Colombia S.A.

The joint acquisition by CorpBanca and CorpGroup will total approximately US$ 1.225.000.000 plus 180-day Libor plus 1% per year. Of this total, CorpBanca will invest approximately US$ 1.155.000.000 and CorpGroup will invest up to US$ 70.000.000, plus corresponding accrued interest in each case.

Banco Santander Colombia S.A. is a bank operating in Colombia. As of September 30, 2011, the bank held 2.7% market share in terms of total loans and 4.7% market share in terms of public deposits in Colombia. Total bank assets amounted to approximately US$ 4.000.000.000 with a total loan portfolio of US$ 2.570.000.000.

With attention to the regulatory limits that the Chilean General Banking Act establish for this type of investment in foreign banks, CorpBanca will increase its basic capital by approximately US$450.000.000 through a public offering of new CorpBanca ordinary shares, which will be completed before the agreement is finalized.

Sincerely yours,

/s/ Eugenio Gigogne
Eugenio Gigogne
Chief Financial Officer